Larry Spirgel, Assistant Director
Sharon Virga, Senior Staff Accountant

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

United States

July 22, 2009

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 1-13202

Dear Mr. Spirgel and Ms. Virga,

We are writing in response to your letter of July 9, 2009 containing comments with respect to the annual report on Form 20-F of Nokia Corporation (“Nokia”) for the fiscal year ended December 31, 2008 and our response letter to the Commission of June 11, 2009. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 20-F for the Year Ended December 31, 2008

Valuation of Long-lived and Intangible Assets and Goodwill, page 69

1.                                                    We note your comments and we will provide in the Critical Accounting Policies section of our future filings comprehensive disclosure regarding our impairment testing policy and information about management’s insights and assumptions with regard to the recoverability of goodwill, as you requested. In addition to the supplemental proposed disclosures set forth in our response letter of June 11, 2009, we will include additional information from our consolidated financial statements and add additional information as appropriate, in the Critical Accounting Policies section to be responsive to the following items:

•                  a more detailed description of the steps we perform to review goodwill for recoverability;

•                  disclosure of a breakdown of our goodwill balance as of year end by cash-generating units;

•                  disclosure of our estimates of future cash flows, as follows:

•                  discussion on our historical cash flow growth rates and explanation of how our historical growth rates were considered when determining the growth rate to be utilized in our cash flow projections;

•                  disclosure of the growth rate we need to achieve in our cash flow projections in order to avoid having a goodwill impairment charge;

•                  in view of the then current economic environment, discussion on how we considered the uncertainties inherent in our estimated future growth rates, including an explanation of if and when we anticipate a recovery of the economy in our growth rates used in our cash flows analysis; and

•                  description of changes to the assumptions, if any, since our last annual impairment test.

*   *   *   *

Nokia acknowledges that

•                  Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  The Commission staff comments or changes to Nokia’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Nokia’s filings; and

•                  Nokia may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Anja Korhonen by e-mail at anja.korhonen@nokia.com or by phone at +358 40 500 3208.

NOKIA CORPORATION

/S/ ANJA KORHONEN	/S/ KAARINA STÅHLBERG
Anja Korhonen	Kaarina Ståhlberg
Senior Vice President,	Vice President,
Corporate Controller	Assistant General Counsel

cc:	Dean Suehiro, Senior Staff Accountant

Kris Muller
PricewaterhouseCoopers

Pamela M. Gibson
Shearman & Sterling LLP.